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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.  1   )*
                                          ------


                              IRIDEX CORPORATION
                   -----------------------------------------
                               (Name of Issuer)



                                 COMMON STOCK
                   -----------------------------------------
                        (Title of Class of Securities)




                                  462684101
                   -----------------------------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.                          SCHEDULE 13G        PAGE  2    OF  5    PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Milton M. Chang        ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Mountain View, California
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    391,405 (including 24,375 options)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   391,405 (including 24,375 options)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          391,405
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          Approximately 6.1%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          Individual
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).   Name of Issuer:

                                      IRIDEX Corporation

ITEM 1(b).   Address of Issuer's Principal Executive Offices:

                                      1212 Terra Bella
                                      Mountain View, CA 94043

ITEM 2(a)   Name of Person Filing:

                                      Milton Chang

ITEM 2(b)   Address of Principal Business Office or, if none, Residence:

                                      7 Trafalgar
                                      Newport Beach, CA 92660

ITEM 2(c)   Citizenship:

                                      U.S.A.

ITEM 2(d)   Title of Class of Securities:

                                      Common Stock

ITEM 2(e)   CUSIP Number:

                                      462684 10 1

ITEM 3. If this Statement is Filed Pursuant to Rules 13d-1(b), or 13(d)-2(b). Check Whether the Person Filing is a-

ITEM 4.  OWNERSHIP

      (a) Amount Beneficially Owned: 391,405 (including 24,375 shares issuable upon exercise of outstanding options at December 31, 1997; no shares exercisable 60 days forward)

      (b)   Percent of Class: Approximately six and one tenth percent (6.1%)

        (c)    Number of shares as to which such person has:

               (i)     Sole power to vote or to direct the vote         391,405
               (ii)    Shared power to vote or to direct the vote             0
               (iii)   Sole power to dispose or to direct the
                       disposition of                                    391,405
               (iv)    Shared power to dispose or to direct the
                       disposition of                                          0


ITEM 5. Ownership of Five Percent or Less of a Class.

              Not Applicable.

ITEM 6. Ownership of More than Five Percent On Behalf of Another Person.

              Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company.

              Not Applicable.

ITEM 8. Identification and Classification of Members of the Group.

              Not Applicable.

ITEM 9. Notice of Dissolution of Group.

              Not Applicable.

ITEM 10. CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1998                       /s/ MILTON CHANG
-----------------                       ---------------------------------------
Date                                    Milton Chang